

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 11, 2007

Mr. John H. Karnes
Chief Financial Officer
Mariner Energy Inc.
One BriarLake Plaza, Suite 2000
2000 West Sam Houston Parkway South
Houston, TX 77042

> **Re:** **Mariner Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Response Letter Dated November 28, 2007**
> **File No. 1-32747**

Dear Mr. Karnes:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief